## Contact

www.linkedin.com/in/tiszacherrie (LinkedIn)
www.tiszacher-rie.com (Personal)

## Top Skills

Theatre
Stage
Performing Arts

# Tisza C. Evans

Artistic Director for Megara Inc.
New York City Metropolitan Area

## Experience

### Megara Inc.

Artistic Director
November 2021 - Present (9 months)
New York City Metropolitan Area

### Mundleton Productions

Event Manager/Actor-Presenter & Voiceover Artist at Mundleton Productions
October 2016 - December 2021 (5 years 3 months)
Greater New York City Area

- Freelancing by request throughout the year as a Field Manager/Sales Presenter/Spokesperson as well as a Voiceover Artist for tradeshows and events in New York City and Columbus, Ohio
- Shows include:
  - Dinosaur Weekend for the Columbus Zoo & Aquarium
  - Toys, Tots, Holiday, Pets and More at the Metropolitan Pavilion in NYC
  - CASIO Computer Co., Ltd Events at Madison Square Garden in NYC

### pH Talent Now

Contract Recruiter at pH Talent Now
August 2018 - April 2019 (9 months)
Greater New York City Area

### Companies Include Arc 10, PS LIVE, SHOOTT Photography, and Spearhead Marketing

Contract Recruiter(seasonal)/ Interim Experiential Marketing Field Manager (seasonal)
April 2016 - June 2018 (2 years 3 months)
Greater New York City Area

- Arc 10 - Conducting multiple interviews per week with candidates possessing experience in the fields of craft beer, brand experience, eCommerce, and strategic investment within the retail sector. Utilization of Greenhouse Applicant Tracking System.

● PS Live - Co-Created/served as Head Choreographer for the “Harman City Dancers” as a means of revitalizing the Harman/New York Yankees flagship storefront campaign - increased unique foot traffic by 60-70% for the months of May, June, and July

* SHOOTT - Staffed and trained an experiential marketing team that ventured through Central Park as a means of generating interest in a start-up photography company during April of 2018.

* Spearhead Marketing - Served as a POS Terminal Leader for The Kylie Jenner Pop-Up Shop in San Francisco in May of 2018.

### Max2 Inc.

### Contract Field Manager

October 2017 - January 2018 (4 months)

Greater New York City Area

● Staffing and scheduling a team of Brand Ambassadors for Max 2's debut trade show

● Overseeing company’s premiere Brand Ambassador team:

○ Taking photo/video of live product demos in the field

○ Compiling daily & monthly sales totals/key metrics to be included in regular client and buyer recap reports

○ Strategizing dynamic performance plans to continuously meet business goals

### Lighthouse Experiential

### Director of Event Production & Staffing

January 2014 - March 2016 (2 years 3 months)

Greater New York City Area

● Handled major aspects of HR including: compliance, liability, employee benefits, staffing, and training/development of 240+ independent contractors nationwide (this includes experiential marketing field managers, logistics managers, and promotional models) for various select health & wellness brands. Utilization of LinkedIn Recruiter.

● Lead, coordinated, and scheduled casting for key national brand ambassador campaigns by negotiating contracts and securing venues and licenses needed for these venues

● Coordinated all dynamic aspects of Health & Wellness events for each client nationwide

● Formatted and designed sets, props, scripts, and daily agendas to maximize productivity and ultimately meet business goals

● Supervised marketing execution strategy and PR onsite

### Preferred Brands International

Event Production Manager

January 2013 - December 2013 (1 year)

Stamford, Ct

● Oversaw 20+ Tasty Bite promotional events throughout the East Coast as well as in California,
Colorado, and Texas with audiences ranging from 5,000-20,000 patrons
● Managed equipment inventory and facilitated hotel/rental car bookings; compiled event highlight reels/powerpoint presentations; finalized show contracts/ event schedules
● Staffed, onboarded, and trained new brand ambassadors for major tradeshows, conventions, and festivals

### Mid-Atlantic Promotions

Travel Team Tour Coordinator/Field Manager

January 2009 - January 2013 (4 years 1 month)

Langhorne, PA

● Company's top performing Field Manager for nearly three years; trained other field managers and contributed heavily to company's supervisor training manual
● Led multiple touring teams of marketing agents to heighten brand awareness for clients via premium giveaways, raffle booths, and live tutorials (event locations include New York, New Jersey, Pennsylvania, Massachusetts, Connecticut, and Rhode Island)
○ Additional duties: timesheet recording, ambassador evaluations, customer feedback
submissions, demographic statistic submissions, and photographic evidence submissions
● Supervised central demonstration booths showcasing product benefits to boost/generate sales at popular chains in the New York Tri-State area
○ Additional Duties: Set-up/Tear-down, tracking number of products sold onsite, reporting
number of interested consumers, and surprise spot checking demonstrators in the region to
ensure consistent quality control standards

### BDC (Business Design Consulting)

Sr. Researcher/Head of Training & Development

January 2005 - December 2008 (4 years)

New York, New York

- “Talent Mapped” and performed trend research/statistical analysis to identify top talent ranging from C-level executives to junior analysts in retail, finance, and pharmaceutical organizations
- Collected and recorded critical market data through 50% phone calls, 30% data mining, and 20% social networking
- Established and created instruction for junior researchers; refined professional
development trainings and workshops centered around Voice & Diction,Role-Playing, and Confidence Building techniques

## Education

### Valdosta State University

### Valdosta State University

Bachelor of Fine Arts (BFA)/Theatre, Theatre & Dance